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VIA EDGAR

July 1, 2016

Re:	APX Group, Inc.
APX Group Holdings, Inc. and other Guarantors
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of APX Group, Inc., a Delaware corporation (the “Issuer”), APX Group Holdings, Inc., a Delaware corporation (the “Parent Guarantor”) and certain subsidiaries of the Issuer (together with the Parent Guarantor, the “Guarantors” and together with the Issuer, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offer to exchange an aggregate principal amount of up to $500,000,000 of the Issuer’s 7.875% Senior Secured Notes due 2022, guaranteed by the Guarantors, that have been registered under the Securities Act (the “Exchange Notes”) for an equal aggregate principal amount of the Issuer’s 7.875% Senior Secured Notes due 2022, guaranteed by the Guarantors, that were originally offered and sold in May 2016 in reliance upon Rule 144A and Regulation S under the Securities Act (the “Outstanding Notes”).

The filing fee for the S-4 Registration Statement in the aggregate amount of $50,350.00 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Igor Fert at (212) 455-2255 or William Golden at (202) 636-5526.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP